Bad Toys Holdings, Inc.

2344 Woodridge Avenue

Kingsport, Tennessee 37664

Phone (423) 247-9560 • Fax (423) 247-7629

November 20, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9202

Mr. David R. Humphrey

Branch Chief - Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bad Toys Holdings, Inc.

Amendment No. 2 to Form 10-KSB/A for the year ended December 31, 2005

Filed October 25, 2006

File No.: 333-50059

Dear Mr. Humphrey:

We are in receipt of your letter dated November 8, 2006, wherein you provided comments to Bad Toys Holdings, Inc.’s Amendment No. 2 to its Annual Report on Form 10-KSB/A. Your letter requested a response to your comments by November 22, 2006. Unfortunately, we require additional time to fully address the comments raised in your letter. As such, we respectfully request an extension of time until December 15, 2006 to submit our response.

Should you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ T. Alan Walls
T. Alan Walls
Chief Financial Officer

cc:	Joseph A. Probasco, Esq.
Bush Ross, P.A.

Terry Kelly, CPA
Pollard Kelley Auditing Services, Inc.